Exhibit 2

GRUPO CASA SABA

December 3, 2002

Morgan Guaranty Trust Company of New York

Dear Sirs:

By this letter, and pursuant to Section 5.04 of the Deposit Agreement December 1, 1993 (the “Deposit Agreement”) among Grupo Casa Saba, S.A. de C.V. (the “Company”), Morgan Guaranty Trust Company of New York (“JP Morgan”), as Depositary, and the holders from time to time of American Depositary Receipts issued thereunder (the “Receipt”), the Company, effective December 3, 2002 (the “Succession Date”), hereby removes JP Morgan as Depositary under the Deposit Agreement and appoints The Bank of New York (“BNY”) as successor Depositary thereunder.  Capitalized terms used, but not defined, herein shall have the meaning ascribed to them in the Deposit Agreement.  By execution of this letter by BNY in the space provided below, BNY accepts its appointment as successor Depositary under the Deposit Agreement, effective on the Succession Date, and agrees to be bound by the terms of this letter and to perform its obligations set forth herein.

In connection with this appointment and in accordance with Section 5.04 of the Deposit Agreement and in confirmation of the provisions of the foregoing paragraph, the Company directs JP Morgan to transfer BNY all of JP Morgan’s rights and powers under the Deposit Agreement, to duly assign, transfer, and deliver all right, title, and interest in the Deposit Securities to BNY, and to delivery to BNY a list of the Holders of all outstanding American Depositary Receipts on the books for the registration of transfer thereof maintained by JP Morgan effective on the Succession Date.  By execution of this letter by JP Morgan in the space provided below, JP Morgan effects such assignment and transfers and agrees to effect such deliveries.

By this letter and pursuant to Section 5.01 of the Deposit Agreement, the Company and BNY remove JP Morgan as registrar for the registry of Receipts or American Depositary Shares evidenced thereby on any stock exchanges or securities markets in the United States, effective on the Succession Date and BNY hereby agrees to act as substitute registrar effective on the Succession Date.

By separate letter, BNY will provide you with the first requests for information in order to ensure a smooth transition for our ADR holders.  Effective on the Succession Date, JP Morgan’s custodian, acting as agent for JP Morgan as the original Depositary, shall cease to act as Custodian and a Custodian or Custodians appointed by BNY shall become the substitute Custodian.  BNY will be in contact with you and your current Custodian regarding delivery of the Deposited Securities and any relevant records to the substitute Custodian.

In accordance with Section 5.06, The Bank of New York will promptly mail notice of its appointment and of the appointment of the substitute Custodian to the record holders of Receipts in the manner provided in Section 7.05, and accordingly will be in further touch with you for these purposes.

The Bank of New York will absorb your reasonable out-of-pocket expenses in connection with the transition.  We understand that you will not, and by JP Morgan’s execution of this letter JP Morgan confirms that it will not, charge the Company or any Holder any fees or any additional expense or other charges associated with this change of Depositaries.

Please execute both of the enclosed copies of this letter in the same provided below and return them to me.

We look forward to your cooperation in this matter.

Yours Sincerely,

Grupo Casa Saba S.A. de C.V

By: /s/ ALEJANDRO SADURNI GÓMEZ

Name: Alejandro Sadurni Gómez

Title:  CFO

The Bank of New York

By: /s/ HERNAN F. RODRIGUEZ

Name: Hernan F. Rodriguez

Title:   Vice President

 Morgan Guaranty Trust Company of New York

By:_____________________________

Name:

Title: